April 10, 2025

Anna T. Chew
Chief Financial Officer
UMH Properties, Inc.
3499 Route 9, Suite 3C
Freehold, NJ 07728

       Re: UMH Properties, Inc.
           Form 10-K for the year ended December 31, 2024
           Form 8-K filed February 26, 2025
           File No. 001-12690
Dear Anna T. Chew:

       We have limited our review of your filing to the financial statements and related disclosures and have the following comments.

       Please respond to this letter within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe a comment applies to your facts and circumstances, please tell us why in your response.

       After reviewing your response to this letter, we may have additional comments.

Form 10-K for the year ended December 31, 2024
Notes to Consolidated Financial Statements
Note 1 - Organization, page 71

1. We note your disclosure that "management views the Company as a single segment."
       Please tell us how you determined that your disclosure complies with the requirements pursuant to ASC 280-10-50. Reference is also made to ASU 2023-07.
Form 8-K filed February 26, 2025
Exhibit 99, page 18

2. We note that you disclose full year 2025 guidance for the non-GAAP measure,
       Normalized FFO per diluted share, without providing a reconciliation to the most directly related GAAP measure. In future filings, please include such reconciliation or, alternatively, provide a statement that the information could not be presented without unreasonable efforts under Item 10(e)(1)(i)(B) of Regulation S-K. Refer also to Questions 102.10(a) and 102.10(b) of the C&DIs for Non-GAAP Financial April 10, 2025
Page 2

       Measures.
        In closing, we remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

       Please contact William Demarest at 202-551-3432 or Isaac Esquivel at 202-551-3395
with any questions.



                                                          Sincerely,

                                                          Division of
Corporation Finance
                                                          Office of Real Estate
& Construction